                                                                  EXHIBIT 10.a.1

                          CONSENT OF ERNST & YOUNG LLP

We consent to the use of our report dated November 1, 2001 with respect to the consolidated financial statements and financial statement schedule of Amdocs Limited included in this Annual Report on Form 20-F for the year ended September 30, 2001 and incorporated by reference in the following registration statements:

                              COMMISSION FILE NO.

                            Form S-8, No. 333-91847
                            Form S-8, No. 333-92705
                            Form S-8, No. 333-31506
                            Form S-8, No. 333-34104
                            Form S-8, No. 333-58454
                Form F-3 (and related Prospectus), No. 333-39278
                Form F-3 (and related Prospectus), No. 333-44994
                Form F-3 (and related Prospectus), No. 333-57036
  Form F-3 (and related Prospectus and prospectus supplements), No. 333-67572

                                                           /s/ Ernst & Young LLP

New York, New York
December 27, 2001